                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

                                                               Exhibit (a)(5)(G)
----------------------------------------------------X
Dennis DeMatte,                                     :
                                                    :
                                    Plaintiff,      :
                                                    :
v.                                                  :
                                                    :
REGISTER.COM, INC., MITCHELL I. QUAIN,              :    C.A. No. 20474
PETER A. FORMAN, DEWAIN K. CROSS,                   :             -----
TAHER ELGAMAL, Ph.D, RICHARD D. FORMAN,             :
STANLEY MORTEN, JIM ROSENTHAL,                      :
JAMES A. MITAROTONDA, and,                          :
REGINALD VAN LEE                                    :
                                                    :
                                    Defendants.     :
----------------------------------------------------X

                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:

                                NATURE OF ACTION
                                ----------------

     1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of Register.com, Inc. ("RCOM" or the "Company") seeking injunctive relief to remedy Defendants' interposition and misuse of a self tender offer for the purpose of entrenching certain directors who also are significant shareholders in RCOM, preserving those directors'/shareholders'
control over the Company, and rendering other shareholders of the Company powerless to remove them from power.

                                    PARTIES
                                    -------

     2. Plaintiff is and, at all relevant tines, has been the owner of shares of
RCOM common stock.

     3. RCOM is a corporation duly organized and existing under the laws of the
State of Delaware. The Company maintains its principal executive offices at 575
Eighth Avenue, New York, New York 10018. RCOM is a provider of global domain name registration and Internet services for business and consumers that wish to have a unique address and branded identity on the Internet. As of May 12, 2003,
RCOM had approximately 41.2 million shares of common stock outstanding. RCOM stock trades on the NASDAQ. The Company has in place a poison pill.

     4. Defendant Mitchell I. Quain ("Quain") is the Chairman of the Board of
RCOM.

     5. Defendant Peter A. Forman ("Peter Forman") is a Director and the
President and Chief Executive Officer of RCOM and owns approximately 8% of the
Company's stock.

     6. Defendant Dewain K. Cross ("Cross") is a Director of RCOM.

     7. Defendant Taher Elgamal, Ph.D ("Elgamal") is a Director of RCOM.

     8. Defendant Richard D. Forman ("Richard Forman") is a Director of RCOM and
holds approximately 11.6% of the Company's stock.

     9. Defendant Stanley Morten ("Morten") is a Director of RCOM.

     10. Defendant Jim Rosenthal ("Rosenthal") is a Director of RCOM.

     11. Defendant James A. Mitarotonda ("Mitarotonda") is a Director of RCOM.

     12. Defendant Reginald Van Lee ("Van Lee") is a Director of RCOM.

     13. The individuals identified above are collectively referred to throughout this compliant as the "Individual Defendants."

     14. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the
Company's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise

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their best judgment, and to act in a prudent manner and in the best interests of the Company's shareholders.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     15. Plaintiff brings this case on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as are described more filly below (the "Class").

     16. This action is properly maintainable as a class action.

     17. The Class is so numerous that joinder of all members is impracticable.
The Company has thousands of stockholders who are scattered throughout the
United States.

     18. There are questions of law and fact common to the Class including, inter alia, whether:

         (a) The Individual Defendants have breached their fiduciary duties owed by them to plaintiff and other members of the Class; and

         (b) Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper, remedy and/or measure of damages.

     19. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

     20. The prosecution of separate actions by individual members of the Class would

                                        3

create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     21. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     22. On or about June 10, 2003, RCOM announced in a press release that it determined to distribute $120 million in cash to its stockholders by
September 1, 2003, by means of a dividend, a repurchase of shares or a combination. The Company also announced that these steps were part of an agreement that it reached with the stockholder group led by Barington Companies
Equity Partners, L.P. ("Barington"), which group apparently expressed an interest in acquiring the Company and/or proposing its own slate for election.
Under the terms of that agreement, RCOM agreed to add James A. Mitarotonda of
Barington to the Board of Directors' slate of nominees for election as a director of the Company at its 2003 annual shareholders meeting. Another critical term of that agreement provided that the stockholder group would not pursue a proxy contest in connection with the annual meeting then scheduled for
July 31, 2003.

     23. In the June 10 press release, Defendant Quain stated that, "[i]n our discussions with Jim Mitarotonda over the past few months, we learned that the
COmpany's directors and the group led by Mr. Mitarotonda share similar views of and goals for Register.com. We both believe that a significant cash distribution would be in the best interests of Register.com's

                                        4

stockholders and that there is significant value to be exploited in the
Register.com brand. We believe that by working together we will be able to create more value, faster, for all our stockholders." Also in the June 10 press release, Defendant Richard Forman stated: "We are looking forward to having Jim
Mitarotonda join the Board .... He is a value-oriented investor who shares our vision for the Company's prospects."

     24. On July 31, 2003, the Company announced that its Board of Directors approved plans only to distribute $120 million in cash by means of a self tender offer, priced at $6.35 per share, including stock and warrants (the "Self
Tender"). No provision was made for dividends or any other method of providing value to the shareholders. The Company announced that it expected to commence the offer on or about August 4, 2003.

     25. Later that day, Carl C. Icahn ("Icahn") approached the Company's investment banker, Credit Suisse First Boston ("CSFB"), to inquire as to whether the Company would be interested in pursuing a sale to him and his affiliates of all of the Company's common stock at a price of $6.40 per share. Mr. Icahn noted
that he would require a full due diligence investigation of the Company before proceeding further. This was not the first time Icahn had expressed an intent in the Company. The Schedule TO discloses that the Company previously was aware of
Mr. Icahn's interest in the Company, as he had earlier expressed preliminary interest in pursuing a similar transaction at a lower price. Discussions between the Company and Icahn ensued at some level, but the discussions broke off because Icahn allegedly was not willing to pay more than $6.40 per share, already a higher price than what the Company is currently offering through the
Self Tender. The Company refused Icahn his request for due diligence.

     26. Mr. Icahn is not the only individual or group interested in acquiring the Company. As disclosed in the Schedule TO filed with the Securities and
Exchange Commission, the

                                        5

Company received two unsolicited acquisition proposals in January 2003. The
Company reportedly engaged in a process to review strategies for Register.com in or around February 2003. During this time period, the Company was approached by other third parties expressing interest in the Company. As mentioned above, the
Barington Group approached the Company not only about an acquisition, but also regarding its intent to nominate a slate of directors for election in 2003 and to submit "other proposals" for consideration at the meeting. While claiming all presented alternatives did not provide adequate opportunities for enhancing stockholder value, the Defendants promptly entered into the agreement with
Barington foreclosing the possibility of their immediate removal and concocted the Self Tender cementing foreclosure of their removal going forward.

     27. According to the Schedule TO, President and CEO Peter A. Forman
currently holds 8.0% of the Company's stock. His brother, director Richard D.
Forman holds 11.6%. The Company reported in the Schedule TO that, if the Forman brothers do not tender their shares into the Self Tender (and assuming, inter alia, that the Self Tender is fully subscribed by the Company's public shareholders), the brothers will hold 14.7% and 21.1% of the Company respectively. Combined, the Forman brothers will control 35.8% of the Company's outstanding shares, effectively enabling them to defeat any challenge for control of the Company. The Forman Brothers have only advised that they may tender some or all of their securities in the Self Tender. "However, they have not committed, nor are they required to do so." It is unlikely the Foreman brothers would tender any shares let alone a significant number because they would thereby surrender control over the Company.

     28. On August 5, 2003, RCOM commenced the Self Tender to purchase $120 million of its shares of common stock and warrants, at a purchase price of $6.35 in cash per share.

                                        6

     29. Given the history of excuses for failed negotiations regarding acquisitions or negotiations resulting in agreements, such as that with
Barington, Defendants' actions are nothing but an attempt to entrench themselves. Defendants interposed the Self Tender to protect their lucrative positions/interests in the Company, making it virtually impossible for them to lose their positions going forward.

     30. Defendants owe fundamental fiduciary obligations to RCOM's stockholders including the duties of good faith, due care and loyalty. Moreover, they are obligated to take reasonable and proportionate steps in response to a reasonably perceived threat to the Company.

     31. Without the Court's intervention, Plaintiffs will suffer irreparable harm if Defendants act to foreclose Plaintiffs from being able to remove the director defendants. Court intervention is needed to stop the misuse of the Self
Tender and any other weapons in Defendants' arsenal which could be used to thwart the rights of shareholders to receive offers other than the Self Tender and rights of shareholders to consider another slate of directors.

                                     COUNT I

          BREACHES OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS
          ------------------------------------------------------------

     32. Plaintiff repeats and realleges the allegations made above.

     33. The Defendants owe fiduciary duties of loyalty and good faith to the shareholders.

     34. Defendants' action to further their own personal interests at the expense and to the detriment of the shareholders constitute a breach of
Defendants' duties.

     35. Plaintiff has no acting remedy at law,

                                    COUNT II

   BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS - UNOCAL/BLASIUS
   ---------------------------------------------------------------------------

     36. Plaintiff repeats and reallege each and every allegation made above.

                                        7

     37. Delaware law imposes a duty upon the Individual Defendants to not act for the purpose of entrenching themselves and to act reasonably and not to invoke deal protection measures unless they are in response to a legitimate threat to the Company's policy and effectiveness. Defendants' action in misusing the machinery including the Self Tender and Barington agreement to thwart the shareholders' consideration of other offers or alternatives and to thwart their removal going forward, violates those duties.

     WHEREFORE, plaintiff demands judgment as follows:

         (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;

         (b) Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiff and the other members of the Class;

         (c) Enjoining Defendants from proceeding with the Self Tender;

         (d) Enjoining Defendants from misusing the Poison Pill or any other defensive mechanism;

         (e) Ordering the Individual Defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

         (f) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees;
and

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        (g) Granting such other and further relief as may be just and proper.

Dated: August 8, 2003                                  CHIMICLES & TIKELLIS LLP

                                                       /s/ Pamela S. Tikellis
                                                       -----------------------
                                                       Pamela S. Tikellis
                                                       Robert J. Kriner, Jr.
                                                       Brian D. Long
                                                       One Rodney Square
                                                       P.O. Box 1035
                                                       Wilmington, DE 19899
                                                       (302) 656-2500

                                                       Counsel for Plaintiff

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